UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: December 27, 2007
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
+972 (8) 938-7505

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):
N/A.

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant on, and dated, December 27, 2007, and entitled “Nova to Present at the Needham 10th Annual Growth Stock Conference”.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: December 27, 2007

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Company Press Release

Nova to Present at the
Needham 10th Annual Growth Stock Conference

Rehovot, Israel, – December 27, 2007 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that the Company’s President & CEO, Mr. Gabi Seligsohn, is scheduled to present at 9:30am on Thursday, January 10th, 2008 at the upcoming Needham & Co. investor conference.

Mr. Seligsohn will also be holding one-on-one meetings with institutional investors at the conference as well as in New York throughout that week. Investors interested in scheduling a meeting should either contact Nova’s investor relations team or their Needham sales representative.

Following are the conference details:

10th Annual Needham & Co. Growth Stock Conference
The New York Palace Hotel, 455 Madison Ave, New York, NY.
Presentation date and time: Thursday, January 10th, 2008 at 9:30 a.m. EST (6:30 a.m. PST)

An audio web-cast of the conference presentation will be available on Nova’s Investor Relations section of the company’s website at: www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.